As filed with the Securities and Exchange Commission on August 12, 2004

Registration No. ________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NOVAVAX, INC.

(Exact name of Registrant as specified in its charter)

Delaware	22-2816046
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

8320 Guilford Road
Columbia, MD 21046
(301) 854-3900
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Nelson M. Sims
President and Chief Executive Officer
Novavax, Inc.
8320 Guilford Road
Columbia, MD 21046
(301) 854-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
David A. White, Esq.
White White & Van Etten LLP
55 Cambridge Parkway
Cambridge, Massachusetts 02142
(617) 225-6900

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class		Proposed maximum	Proposed maximum	Amount of
of securities to be	Amount to be	offering price per	aggregate offering	registration fee
registered	registered	share (1)	price	(2)
Common Stock ($.01 par value) (3)	5,053,312 shares	$3.87	$19,556,317	$2,368.79

(1)	Estimated solely for the purpose of calculating the amount of the registration fee and computed pursuant to Rule 457(c), based upon the average of the high and low prices reported on August 9, 2004, as reported by the Nasdaq National Market.

(2)	Pursuant to Rule 429 under the Securities Act, 325,321 shares of Common Stock are being carried forward from Registration Statement 333-104695. Filing fees of $109 associated with such 325,321 shares were previously paid with Registration Statement 333-104695.

(3)	Includes rights to purchase Series D Junior Participating Preferred Stock attached to the Common Stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

NOVAVAX, INC.

5,053,312 shares of Common Stock

August 12, 2004

     Novavax, Inc. is registering the offer and sale from time to time of up to 5,053,312 shares of our common stock, $.01 par value, by the selling stockholders identified in the “Selling Stockholders” section of this prospectus. Each selling stockholder may sell such stockholder’s shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     Novavax will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On August 9, 2004, the closing price of the common stock as reported on the Nasdaq National Market was $3.72 per share.

     Novavax was incorporated in Delaware in 1987. Our principal executive offices are currently located at 8320 Guilford Road, Columbia, Maryland 21046. Our telephone number is (301) 854-3900.

Investing in Novavax common stock involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

     You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. No one has been authorized to provide you with different information.

NOVAVAX, INC.

5,053,312 shares of Common Stock

PROSPECTUS

SUMMARY

The Company

     Novavax is a fully-integrated specialty biopharmaceutical company focused on the research, development and commercialization of products utilizing our proprietary drug delivery and vaccine technologies for large and growing markets, concentrating on the areas of women’s health and infectious diseases. On October 9, 2003, our lead product candidate, ESTRASORB®, the first topical emulsion for estrogen therapy utilizing our micellar nanoparticle technology, was approved for marketing by the Food and Drug Administration. The FDA approved ESTRASORB for the treatment of moderate to severe vasomotor symptoms (hot flashes) associated with menopause. We believe ESTRASORB is competitively positioned to address the estimated $1.5 billion estrogen therapy market in the United States.

     Our micellar nanoparticle technology involves the use of patented oil and water emulsions that we believe can be used as vehicles for the topical delivery of a wide variety of drugs and other therapeutic products, including hormones. We believe that our technology represents the first time that ethanol soluble hormones, such as estrogen and testosterone, have been encapsulated and delivered systemically. In addition to ESTRASORB, our product candidates using these technologies include ANDROSORB™, a topical testosterone emulsion that has completed two Phase I clinical trials and PROGESTSORB™ NE, a topical progestin emulsion. Other drug delivery technologies, like our Novasome® and Sterisome® technologies, are being utilized to develop other products. Novasomes are used as adjuvants to enhance vaccine effectiveness. Sterisomes can be used as subcutaneous injections that deliver long-acting drug effects. We also conduct research and development on preventative vaccines and proteins for infectious diseases, cancers and immunotherapies.

     On July 19, 2004, we closed an exchange agreement and related termination agreement with King Pharmaceuticals, Inc., a selling stockholder, and its wholly-owned subsidiary Parkedale Pharmaceuticals, Inc. that terminated substantially all agreements among the parties, including an agreement with King for the exclusive right to promote ESTRASORB and ANDROSORB within the United States and Puerto Rico and an agreement with King for the exclusive right to promote, market, distribute and sell these products outside the United States. The exchange agreement and termination agreement provided for the return to us of all rights worldwide for these products, as well as all rights to any other products that we may successfully develop utilizing our micellar nanoparticle technology. In addition, as part of the exchange agreement, we hired 50 of King’s women’s health sales representatives to provide competitive sales force coverage for our products and pre-paid all $40 million in aggregate face amount of outstanding convertible indebtedness held by King at an agreed-upon discount to face value.

     We also currently market, sell and distribute a line of prescription pharmaceuticals and prenatal vitamins through our approximately 120 person sales force that has extensive experience selling to obstetricians, gynecologists, managed care organizations, wholesalers and retail pharmacies throughout the United States. In 2003, these products generated revenues of $10.2 million. We are manufacturing ESTRASORB in our dedicated, state-of-the-art 24,000 square foot facility in Philadelphia, Pennsylvania, which was completed and validated in 2004.

     We also conduct research and development on preventative vaccines and proteins for infectious diseases and cancers, and tolerogens to prevent the initiation and progression of stroke and other illness. In August 2003, we became part of a consortium that received a $5.0 million National Institute of Allergy and Infectious Diseases project program grant to develop a set of HIV vaccine candidates. We expect to receive approximately $4.0 million over four and one-half years for our participation in this grant effort.

     Our website can be found at www.novavax.com. The contents of our website are not a part of this prospectus.

Sale of Securities to Joseph R. Gregory

     On July 16, 2004, we sold 952,381 shares of common stock to Joseph R. Gregory at $5.25 per share, for aggregate proceeds to the company of $5,000,000. The five-day trailing average closing price of the common stock on Nasdaq on the date of closing was $4.98 per share. We agreed, pursuant to the common stock purchase agreement with Mr. Gregory, to register for resale the shares of common stock so issued. This prospectus covers the resale by Mr. Gregory of such shares. With the completion of the foregoing transaction, and prior to the sale of any of the shares offered by this prospectus, as of August 9, 2004 Mr. Gregory held 957,381 shares of Novavax common stock, or approximately 2.4% of the total 39,553,876 shares of Novavax common stock outstanding.

Sale of Securities to King Pharmaceuticals

     On July 19, 2004, we issued 3,775,610 shares of common stock to King in exchange for cash and the termination of substantially all agreements with King and its wholly-owned subsidiary Parkedale, including King’s return of all rights related to ESTRASORB and ANDROSORB and any other products that we may successfully develop utilizing our micellar nanoparticle technology. We agreed, pursuant to a registration rights agreement entered into in connection with such transaction, to register these shares of common stock for resale by King. This prospectus covers the resale by King of such shares. With the completion of the foregoing transaction, and prior to the sale of any of the shares offered by this prospectus, as of August 9, 2004 King held 4,100,931 shares of Novavax common stock, or approximately 10.4% of the total 39,553,876 shares of Novavax common stock outstanding.

RISK FACTORS

     You should carefully consider the following risk factors in addition to the other information in this prospectus and our filings with the Securities and Exchange Commission before purchasing any shares of our common stock. If any of the following risks occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Our success is heavily dependent on the market acceptance of ESTRASORB.

     Estrasorb was approved for commercial sale by the FDA on October 9, 2003. Even with ESTRASORB’s approval, there is no guarantee that ESTRASORB will be a commercial success. Many factors could negatively affect our ability to successfully commercialize ESTRASORB, including:

•	our inability to timely and effectively promote and sell ESTRASORB, so that ESTRASORB gains a meaningful share of the estrogen therapy market, which currently is dominated by Premarin®, an oral estrogen tablet sold by Wyeth, and estrogen patches sold by several companies including Novartis Pharma AG, Berlex Laboratories, Inc. and Forest Pharmaceuticals, Inc.;

•	our inability to manufacture ESTRASORB at acceptable gross margins;

•	the inability to obtain coverage and favorable reimbursement rates for ESTRASORB from insurers and other third party payors; and

•	delays in the manufacture and validation of ESTRASORB in commercial quantities.

We will face substantial competition in connection with the sale of ESTRASORB and our product candidates.

     We compete with numerous other companies worldwide that have developed or are developing products that compete or may compete with ESTRASORB and our product candidates. These competitors include both large and small pharmaceutical companies, biotechnology firms, universities and other research institutions. We may not succeed in developing technologies and products that are more effective than those being developed by our competitors.

     Many large companies currently produce and sell estrogen products for clinical indications identical to those for ESTRASORB. In the oral product segment of the estrogen therapy market, which accounts for over 75% of the market according to 2003 IMS Health Incorporated data, Wyeth commits significant resources to the sale and marketing of its product, Premarin®, in order to maintain its market leadership position. Warner-Chillcot also competes in the branded oral product segment with its product, Estrace®. In addition, ESTRASORB will compete with products produced and sold by generic manufacturers in the oral product segment of the market, such as Watson Pharmaceutical, Inc.’s generic product, Estropipate®. In the patch segment of the market, which according to IMS accounts for approximately 15% of the estrogen therapy market, several companies market transdermal estrogen patches with which ESTRASORB will compete. For example, Novartis currently markets and sells its Vivelle® and Estraderm® patches and Berlex Laboratories and Forest Pharmaceuticals co-promote the Climara® transdermal patch. An ethanol-based estrogen gel, Estrogel®, was recently introduced into the U.S. market by Solvay Pharmaceuticals. Several other companies also currently market ethanol-based estrogen gels and ointments outside the United States. These and other products sold by our competitors have all achieved some degree of market penetration. ESTRASORB will compete in the United States for market share with these products and we cannot guarantee that we will be able to effectively promote ESTRASORB against these competitive products. In order to effectively compete, we have and will continue to make substantial investments in sales and marketing. Many of these products are sold by companies with greater resources and there is no assurance that we will be successful in gaining significant market share for ESTRASORB or in earning a return on our investment in ESTRASORB or our product candidates, if approved.

     Our technologies and products may be rendered obsolete or noncompetitive as a result of products introduced by competitors. Most of our competitors have substantially greater financial and technical resources, production and marketing capabilities, and related experience. The greater resources, capabilities and experience of our competitors may enable them to develop, manufacture and market their products more successfully and at a lower cost. In addition, many of our competitors have significantly greater experience in conducting preclinical testing and clinical trials of human pharmaceuticals and obtaining regulatory approvals to market such products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we will, which may give them an advantage in achieving market acceptance of their products.

We are not certain that we will be able to obtain future financing, if needed, and the effects of such financing.

     We cannot be certain that we will be able to generate revenues from product sales in an amount sufficient to fund our operations, and we could require additional funds to continue our research and development programs, commence future preclinical and clinical trials, seek regulatory approvals, establish commercial-scale manufacturing capabilities, and market our products. We may seek such additional funds through public or private equity or debt financings, collaborative arrangements and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds we may need for our anticipated operations, we may be required to delay significantly, reduce the scope of or eliminate one or more of our research or development programs; downsize our selling, marketing, general and administrative infrastructure or programs; or seek alternative measures to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products. If we raise additional funds through future offerings of shares of our common stock or other securities, such offerings would cause dilution of existing stockholders’ percentage ownership in our company. These future offerings also could have a material and adverse effect on the price of our common stock.

We have a history of losses and our future profitability is uncertain.

     Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at December 31, 2003 was $104.8 million. Our revenues for the last three years were $11.8 million in 2003, $15.0 million in 2002 and $24.0 million in 2001. We cannot be certain when or if we will generate substantial revenues from the sale of ESTRASORB. We have received a limited amount of product-related revenue from research contracts, licenses and agreements to provide vaccine products, services and adjuvant technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in other significant revenues to offset our expenses. Our net losses for the last three years were $17.3 million in 2003, $22.7 million in 2002 and $9.7 million in 2001. Our losses have resulted from research and development expenses, pre-launch sales and marketing expenses for ESTRASORB, protection of our intellectual property, and other general operating expenses. Our losses have initially increased due to the launch of ESTRASORB as we expand our manufacturing capacity, sales and marketing capabilities and conduct additional and larger clinical trials for our product candidates. Therefore, we expect our cumulative operating loss to increase until such time, if ever, product sales, licensing fees and royalty payments generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.

     We are allocating a significant portion of our sales force’s time to the product launch of ESTRASORB and, consequently, the sales of our other women’s health products could be adversely affected. The costs of maintaining our own sales force to market our current products and ESTRASORB may in the future exceed product revenues. If we continue to market ESTRASORB or future products directly, significant additional expenditures and management resources may be required to increase the size of our internal sales force.

We need additional manufacturing capability to commercialize our products.

     We currently manufacture ESTRASORB at a facility of Cardinal Health, Inc. in Philadelphia, Pennsylvania. Cardinal Health provides packaging services for ESTRASORB that we manufacture in their facility. We have completed the build-out of the facility to meet our requirements and have installed manufacturing equipment for commercial production of ESTRASORB. We have limited experience, however, with the large capacity manufacturing required for the commercial sale of a product. Although we have had the ability to produce the limited quantities of products needed to support our current research and development programs and clinical trials (including utilizing contract manufacturing organizations), we will need more production capacity for larger, later-stage clinical studies and commercial sales. Our potential products may be too difficult or costly to manufacture on a large scale, to develop into commercially viable products, or to market.

     In the near term, we will be manufacturing ESTRASORB only in the Philadelphia facility. We may determine to qualify an additional site or sites for the manufacture of ESTRASORB as our production requirements increase. If we are unable to utilize the Philadelphia facility to manufacture ESTRASORB prior to our qualification of a second site, however, we would not have immediate access to ESTRASORB and would be required to reestablish our validation process at a different facility, which would cause us to lose sales of ESTRASORB and would adversely affect our business.

     We currently utilize third-party contract manufacturers to manufacture our other products. Any contract manufacturer’s facility that we may use, including the Cardinal Health facility, must adhere to the FDA’s regulations on current good manufacturing practices, which are enforced by the FDA through its facilities inspection program. These facilities are subject to periodic inspection by the FDA. The manufacture of products at these facilities will be subject to strict quality control testing and record-keeping requirements. If compliance issues exist at these facilities, thereby interfering with the manufacture of our products, we could be required to seek alternative manufacturing arrangements. There can be no assurance that we would be able to enter into alternative manufacturing arrangements at commercially acceptable rates and on acceptable terms, if at all. Moreover, the manufacturers we use may not provide sufficient quantities of product to meet our specifications or our delivery, cost and other requirements.

     If we decide to manufacture our own products, we will need to acquire additional manufacturing facilities and to improve our manufacturing technology. Establishing additional manufacturing facilities will require us to spend substantial funds, hire and retain a significant number of additional personnel and comply with extensive regulations applicable to such facilities in the United States and abroad, including the current good laboratory practices and good manufacturing practices required by the FDA. If we elect to or need to manufacture our own products, we risk the possibility that we may not be able to do so in a timely fashion at acceptable quality and prices or in compliance with good laboratory practices and good manufacturing practices.

We have not completed the development of other products and we may not succeed in obtaining the FDA approval necessary to sell any additional products.

     The development, manufacture and marketing of our pharmaceutical products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous preclinical testing and extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product. ESTRASORB is our only product to have been approved for sale. Our product candidate, ANDROSORB, has completed two Phase I human clinical studies. Our other product candidates are in preclinical laboratory or animal studies. Before applying for FDA approval to market any additional product candidates, we must conduct larger-scale Phase II and III human clinical trials that demonstrate the safety and efficacy of our products to the satisfaction of the FDA or other regulatory authorities. These processes are expensive and can take many years to complete, and we may not be able to demonstrate the safety and efficacy of our products to the satisfaction of the FDA or other regulatory authorities. We may also be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies and we may be unable to do so without conducting further clinical studies.

     We may fail to obtain regulatory approval for our products on a timely basis. Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:

•	the rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	institutional review board approval of the protocol and the informed consent form;

•	prior regulatory agency review and approval;

•	analysis of data obtained from preclinical and clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.

     We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. We also face the risk that the results of our clinical trials may be inconsistent with the results obtained in preclinical studies or that the results obtained in later phases of clinical trials may be inconsistent with those obtained in earlier phases. A number of companies in the specialty biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed. Furthermore, even if a product gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review. We may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered.

Our success depends on our ability to maintain the proprietary nature of our technology.

     Our success will, in large part, depend on our ability to maintain the proprietary nature of our technology and other trade secrets, including our proprietary drug delivery and vaccine technologies. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret and other intellectual property protection. We also must operate without infringing the proprietary rights of third parties or letting third parties infringe our rights. We currently have 51 U.S. patents and corresponding foreign patents and patent applications covering our technologies. However, patent issues relating to pharmaceuticals involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by U.S. federal courts. Therefore, we do not know whether our patent applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent or infringe the patents issued to us.

     There is a risk that third parties may challenge our existing patents or claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.

     Although our patents include claims covering various features of our product candidates, including composition, methods of manufacture and use, our patents do not provide us with complete protection against the development of competing products. For example, our patents do not prohibit third parties from developing and selling products for estrogen therapy that deliver estrogen through a topical emulsion, ointment or similar medium.

     Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Health care insurers and other payors may not pay for our products or may impose limits on reimbursement.

     Our ability to commercialize ESTRASORB and future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payors, such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing products in the future to market in addition to ESTRASORB, we cannot be assured that third-party payors will pay for ESTRASORB or such future products, or establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. For example, ESTRASORB will be sold as an outpatient prescription drug. Medicare does not cover the costs of most outpatient prescription drugs. We expect that ESTRASORB will be treated the same as other estrogen therapy products with respect to government and third-party payor reimbursement. However, there can be no assurance that ESTRASORB will receive similar reimbursement treatment.

     Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and, in some cases, the cost of the drug in comparison to alternative products. There can be no assurance that ESTRASORB or any of our future products will be added to payors’ formularies, that our products will have preferred status to alternative therapies, or that the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for ESTRASORB or future products.

We may have product liability exposure.

     The administration of drugs to humans, whether in clinical trials or after marketing clearances are obtained, can result in product liability claims. We maintain product liability insurance coverage in the total amount of $10.0 million for claims arising from the use of our currently marketed products and products in clinical trials prior to

FDA approval. Coverage is becoming increasingly expensive, however, and we may not be able to maintain insurance at a reasonable cost. There can be no assurance that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. This insurance coverage and our resources may not be sufficient to satisfy liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms, if at all. Even if a claim is not successful, defending such a claim would be time-consuming and expensive, may damage our reputation in the marketplace, and may divert management’s attention.

We have made loans to certain of our directors, and have guaranteed a brokerage margin loan for one of these directors, which could have a negative impact on our stock price.

     In 2002, pursuant to our 1995 Stock Option Plan, we approved the payment of the exercise price of options by two of our directors through the delivery of full-recourse interest-bearing promissory notes, in the aggregate principal amount of approximately $1.5 million, secured by a pledge of the underlying shares. In addition, in 2002 we executed a conditional guaranty of a brokerage margin account for a director in the amount of $500,000. Due to heightened sensitivity in the current environment surrounding related-party transactions, these transactions could be viewed negatively in the market and our stock price could be negatively affected.

The price of our common stock has been, and may continue to be, volatile.

     Historically, the market price of our common stock has fluctuated over a wide range. In 12 months ended July 31, 2004, our common stock traded in a range from a low of $4.11 to a high of $8.62. It is likely that the price of our common stock will fluctuate in the future. The market prices of securities of small-capitalization specialty biopharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations unrelated to the operating performance of these companies. In particular, the market price of our common stock may fluctuate significantly due to a variety of factors, including:

•	governmental agency actions, including the FDA’s determination with respect to new drug applications for new products;

•	our ability to obtain financing;

•	our ability to develop additional products; and

•	sales of our products, particularly ESTRASORB.

     In addition, the occurrence of any of the risks described in this “Risks Factors” section could have a material and adverse impact on the market price of our common stock.

Our substantial indebtedness could adversely affect our cash flow and prevent us from fulfilling our obligations.

     We currently have $36.4 million of outstanding indebtedness. Our substantial amount of outstanding indebtedness could have significant consequences. For example, it:

•	could increase our vulnerability to general adverse economic and industry conditions;

•	will require us to dedicate a substantial portion of our cash flow from operations to service payments on our indebtedness, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

•	could limit our flexibility in planning for, or reacting to, changes in our business and the pharmaceutical industry, which may place us at a competitive disadvantage compared with competitors that have less indebtedness; and

•	could limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

We may incur additional indebtedness for various reasons, which would increase the risks associated with our substantial leverage.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. This prospectus is part of a registration statement we filed with the SEC. You should rely on the information incorporated by reference in this prospectus and the registration statement. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until each selling stockholder sells all of such stockholder’s shares of common stock or the offering is otherwise terminated. The documents we are incorporating by reference are:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

2.	Our definitive Proxy Statement, dated March 31, 2004, relating to the Annual Meeting of Stockholders held on May 5, 2004;

3.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004;

4.	Our Current Reports on Form 8-K dated July 19, 2004 and July 21, 2004; and

5.	The description of the common stock contained in Novavax’s Registration Statement on Form 10, File No. 0-26770, filed on September 14, 1995 pursuant to Section 12(b) of the Exchange Act.

     You may request a copy of these filings at no cost by writing or telephoning our chief financial officer at the following address and telephone number: Novavax, Inc., 8320 Guilford Road, Columbia, MD 21046; (301) 854-3900.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We also caution you that this prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and assumptions and on information currently available to management and use words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” or similar expressions. Forward-looking statements include, but are not limited to, statements regarding product sales, future results of operations, future product development and related clinical trials, and future research and development. Forward-looking statements necessarily involve risks and uncertainties and other factors that may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those expressed in or implied by such forward-looking statements. These risks and uncertainties are discussed in the Risk Factors section and elsewhere in this prospectus, as well as the documents incorporated herein by reference.

SELLING STOCKHOLDERS

     We are registering all 5,053,312 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We have issued 952,381 shares of common stock to Joseph R. Gregory for aggregate proceeds to the company of $5,000,000 pursuant to a common stock purchase agreement between the company and Mr. Gregory dated July 16, 2004. Mr. Gregory is also a founder and former vice chair of the board of directors of King and former president of Monarch Pharmaceuticals, Inc., a wholly-owned subsidiary of King, although he is no longer an officer or director of King or Monarch. Further, Mr. Gregory is the brother of John M. Gregory, the managing partner of SJ Strategic Investments LLC and former chairman of the board of directors of King, which owns approximately 14.6% of our common stock. We have been informed by Mr. Gregory that he is not currently an affiliate of King or of SJ Strategic Investments.

     We have also issued to King 3,775,610 shares of common stock for cash and the termination of substantially all agreements with King and its wholly-owned subsidiary Parkdedale, including King’s return of all rights related to ESTRASORB and ANDROSORB and any other products that we may successfully develop utilizing our micellar nanoparticle technology. Although we and King had a significant relationship between 2001 and July 2004, the sole remaining relationships between the companies are King’s ownership, as of August 9, 2004, of approximately 10.4% of our outstanding common stock and a purchase agreement and related supply agreement between the parties relating to our AVC cream product. This prospectus covers the resale of these recently issued shares of common stock by King, as well as the resale by King of 325,321 shares of common stock which were previously registered, which shares were issued to King as an interest payment on convertible notes that were pre-paid as part of the exchange agreement.

     The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder. The third column lists the shares of common stock being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

     The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution” below.

		Maximum Number of
	Number of Shares	Shares to be Sold	Number of Shares	Percent of Novavax
	Owned Prior to	Pursuant to this	Owned After	Stock Held After
Name of Selling Stockholder	Offering	Prospectus	Offering	Offering
Joseph R. Gregory	957,381	952,381	5,000	(1)
King Pharmaceuticals, Inc.	4,100,931	4,100,931 (2)	0	0

(1)	Less than one percent.

(2)	Includes 325,321 shares registered under Registration Number 333-104695.

     We have registered the shares covered by this prospectus to permit the selling stockholders and their pledgees, donees, transferees or other successors in interest that receive their shares from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate. We have registered these shares in accordance with registration rights we granted to the selling stockholders in connection with their investments in and other agreements with Novavax. See “Summary” for information about these transactions. The selling stockholders may offer and sell all, a portion or none of the common stock offered pursuant to this prospectus.

USE OF PROCEEDS

     Novavax will not receive any proceeds from the sale of the shares by the selling stockholders.

PLAN OF DISTRIBUTION

     Shares may be sold or distributed from time to time by the selling stockholders named in this prospectus and, to the extent permitted by their registration rights or similar agreements with us, by their donees or transferees and their other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

     The selling stockholders may offer their shares at various times in one or more of the following transactions:

•	in ordinary brokers’ transactions and transactions in which the broker solicits purchasers;

•	in transactions involving cross or block trades or otherwise on the Nasdaq National Market or any national securities exchange on which the common stock is listed;

•	in transactions “at the market” to or through market makers in the common stock or into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	in privately negotiated transactions;

•	in transactions to cover short sales; or

•	in any combination of the foregoing transactions.

     The selling stockholders also may sell their shares in accordance with Rule 144 under the Securities Act.

     From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders will decrease as and when the selling stockholders transfer or donate their shares or default in performing obligations secured by their shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

     A selling stockholder may enter into hedging transactions with broker-dealers. A selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, a selling stockholder may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling stockholder of the secured obligation, may sell or otherwise transfer the pledged shares.

     The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares of whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholders can presently estimate the amount of such compensation.

     If a selling stockholder sells shares in an underwritten offering, the underwriters may acquire the shares for their own account and resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in the supplement if they purchase any of the shares.

     We have informed the selling stockholders that during such time as they may be engaged in a distribution of the shares, they are required to comply with Regulation M under the Exchange Act. With exceptions, Regulation M prohibits any selling stockholder, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

     Under our registration rights or similar agreements with the selling stockholders, we are required to bear the expenses relating to this offering, excluding any underwriting discounts or commissions, stock transfer taxes and fees and disbursements of counsel to the selling stockholders.

     The selling stockholders and any underwriters, broker-dealers or agents who participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling stockholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless the selling stockholder acquired the securities to be resold in the ordinary course of business and, at the time of its acquisition of the securities, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. As a result, any profits on the sale of the securities by selling stockholders who are deemed to be underwriters, and any discounts, commissions or concessions received by any broker-dealers or agents who are deemed to be underwriters, will be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to statutory liabilities including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended.

     We have agreed to indemnify the selling stockholders and their respective controlling persons against certain liabilities, including certain liabilities under the Securities Act. We will not receive any of the proceeds from the sale by the selling stockholders of the shares offered by this document.

     To comply with the securities laws of states and other jurisdictions, if applicable, the securities offered by this prospectus may not be offered or sold in a particular state or other jurisdiction unless such securities have been registered or qualified for offer and sale in such state or other jurisdiction or an exemption from registration or qualification is available and complied with, and, if so required, may be offered or sold in that state or other jurisdiction only through registered or licensed brokers or dealers.

     This offering by any selling stockholder will terminate on the date specified in the selling stockholder’s registration rights or similar agreement with us, or, if earlier, on the date on which the selling stockholder has sold all of such selling stockholder’s shares.

     Subject to certain exceptions specified in the selling stockholders’ agreements with Novavax, King has agreed with us to refrain from selling, transferring or otherwise disposing of its shares in the company, including pursuant to this prospectus, until July 16, 2005.

LEGAL MATTERS

     Certain legal matters with respect to the shares of common stock offered hereby have been passed upon by White White & Van Etten LLP, 55 Cambridge Parkway, Cambridge, Massachusetts 02142. David A. White, a partner of such firm, owns 47,500 shares of our common stock and is the Secretary of Novavax.

EXPERTS

     Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room operations. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.

     Our common stock is traded as “National Market Securities” on the Nasdaq National Market under the symbol NVAX. Materials filed by Novavax can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS — Form S-3

Item 14.	Other Expenses of Issuance and Distribution.

     The expenses to be borne by the company in connection with this offering are as follows:

SEC Registration Fee	$2,369
Legal Services and Expenses*	$10,000
Accounting Services and Expenses*	$7,500
Miscellaneous expenses*	$2,631
Total	$22,500

*	Estimated

Item 15.	Indemnification of Directors and Officers.

     Article NINTH of Novavax’s Amended and Restated Certificate of Incorporation provides that a director or officer of the registrant (a) shall be indemnified by the registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the registrant) brought against him by virtue of his position as a director or officer of the registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the registrant against all expenses (including attorneys’ fees) and amounts paid in settlement actually and reasonably incurred in connection with any action by or in the right of the registrant brought against him by virtue of his position as a director or officer of the registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the registrant, unless and only to the extent that the Delaware Chancery Court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the registrant notice of the action for which indemnity is sought and the registrant has the right to participate in such action or assume the defense thereof.

     Article NINTH of Novavax’s Amended and Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers, the registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The registrant maintains insurance under which the insurers will reimburse the registrant for amounts that it has paid to its directors and officers as indemnification for claims against such persons in their official capacities. The insurance also covers such persons as to amounts paid by them as a result of claims against them in their official capacities that are not reimbursed by the registrant. The insurance is subject to certain limitations and exclusions.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits.

     See Exhibit Index, incorporated herein by reference.

Item 17.	Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the registrant pursuant to the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or the By-Laws of registrant, indemnification agreements entered into between registrant and its officers and directors, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Columbia, State of Maryland on August 4, 2004.

NOVAVAX, INC
By:	/s/ Dennis W. Genge Dennis W. Genge, Vice President and Chief Financial Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nelson M. Sims and Dennis W. Genge and each or any one of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection wherewith, ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ Nelson M. Sims Nelson M. Sims	President and Chief Executive Officer and Director	August 4, 2004
/s/ Dennis W. Genge Dennis W. Genge	Vice President, Treasurer and Chief Financial Officer (Principal Financial and Chief Accounting Officer)	August 4, 2004
Gary C. Evans	Director
/s/ Mitchell J. Kelly Mitchell J. Kelly	Director	August 4, 2004
/s/ J. Michael Lazarus, M.D. J. Michael Lazarus, M.D.	Director	August 4, 2004

NAME	TITLE	DATE
/s/ John O. Marsh, Jr. John O. Marsh, Jr.	Director	August 4, 2004
/s/ Michael A. McManus Michael A. McManus	Director	August 4, 2004
/s/ Denis M. O’Donnell, M.D. Denis M. O’Donnell, M.D.	Director	August 4, 2004
/s/ Ronald H. Walker Ronald H. Walker	Director	August 4 , 2004

EXHIBIT INDEX

     The exhibits marked with an asterisk (*) are filed herewith. The remainder of the exhibits have heretofore been filed with the Commission and are incorporated herein by reference.

4.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 000-26770, filed March 21, 1997), as amended by the Certificate of Amendment dated December 18, 2000 (Incorporated by reference to Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 000-26770, filed March 29, 2001), as further amended by the Certificate of Amendment dated July 8, 2004 (Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, File No. 000-26770, filed August 9, 2004).

4.2	Amended and Restated By-Laws of the Registrant. (Incorporated by reference to Exhibit 3.5 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, File No. 000-26770, filed August 13, 2001).

4.3	Rights Agreement dated as of August 8, 2002, by and between Novavax, Inc. and Equiserve Trust Company, which includes the Form of Summary of Rights to Purchase Series D Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Form of Certificate of Designation of Series D Junior Participating Preferred Stock as Exhibit C. (Incorporated by reference to Form 8-K of the Company, File No. 000-26770, filed August 9, 2002).

4.4	Specimen stock certificate for shares of common stock, par value $.01 per share. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement, File No. 000-26770, filed September 14, 1995 on Form 10).

4.5	Common Stock Purchase Agreement, dated as of July 16, 2004, between Novavax, Inc. and Joseph R. Gregory (Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed July 19, 2004).

4.6	Exchange Agreement, dated as of July 16, 2004, among Novavax, Inc., King Pharmaceuticals, Inc. and Parkedale Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed July 19, 2004).

4.7	Termination Agreement, dated as of July 19, 2004, among King Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc. and Novavax, Inc. (Incorporated by reference to Exhibit 99.6 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed July 19, 2004).

4.8*	Registration Rights Agreement dated as of July 19, 2004 between King Pharmaceuticals, Inc. and Novavax, Inc.

5.1*	Opinion of White White & Van Etten LLP

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of White White & Van Etten LLP (included in Exhibit 5.1 hereto).

24.1*	Power of Attorney. (Included in the signature pages hereto)